Exhibit 99.1
INDIVIOR PLC (THE 'COMPANY')

Completion of Share Repurchase Program

August 6, 2024

Indivior PLC announces that the share repurchase program announced on November 17, 2023 to repurchase its ordinary shares of $0.50 each (the "Shares") for cancellation has now completed.

In aggregate, Morgan Stanley & Co. International Plc, who undertook the program on the Company's behalf, purchased 5,944,547 Shares for a total consideration of $99,985,139.07 at an average price of £13.2821 per Share.

Following completion of the above program, the Company has now commenced the share repurchase program announced on July 25, 2024 under which it will purchase Shares for up to a maximum consideration of $100m during the period commencing on the business day following the completion of the above program and ending no later than January 31, 2025.

Contact:
Jason Thompson
Vice President, Investor Relations
1-804-402-7123

Indivior PLC's Legal Entity Identifier code is 213800V3NCQTY7IED471.